Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

April 11, 2018

Item 3News Release

The news release was disseminated on April 11, 2018 by way of the facilities of GlobeNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announced that it has entered into an agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform.

Item 5Full Description of Material Change

5.1Full Description of Material Change

VANC Pharmaceuticals Inc. (“VANC”) is pleased to announce it has entered into a definitive agreement with Corozon Consulting Corporation (“Corozon Consulting”) for the acquisition of the Corozon Platform (“Platform”).  The Platform (www.corozonplatform.com) is an innovative portal designed to provide front line community pharmacists with the knowledge and tools to implement practice change and enhance their professional service programs. It is the first online service of its kind in Canada, addressing the lack of infrastructure to support pharmacy program and service delivery. The Platform benefits pharmacists by enabling them to offer sustainable and tailored care to their patients, potentially increasing their billables and improving competitiveness.

The Platform itself consists of two complementary modules. ’Corozon Academy’ offers practical professional education for community pharmacists. The Academy uses short video vignettes hosted by experts in different therapeutic areas to teach pharmacists how to implement, operationalize, and monetize unique clinical services.   ’Corozon Hardware’ is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. Through these two modules the Platform provides easy access to the latest point-of-care diagnostic devices and also extensive information on how to implement these devices into daily pharmacy practice.

“The unique clinical programs, easy to navigate site, and ready to use tools have quickly made the Corozon Platform the go to site for pharmacists looking to change their practice” says Bryan Gray, managing partner of Corozon Consulting. “The platform aligns well with VANC Pharmaceuticals’ new strategic direction.”

“The Corozon Platform furthers our position as a leader in point-of-care technology for community pharmacies. It will also help to promote VANC’s current portfolio, including the INSTI HIV Antibody Test and our HealthTab system, to the large number of pharmacists already using the site, as well as serve as an additional distribution channel and revenue source for the company,” says VANC CEO Bob Rai.

Pursuant to the terms of the definitive agreement, the purchase price payable by VANC to Corozon Consulting in respect of the Platform will be satisfied by the payment of $50,000 in cash, which will be paid in twelve (12) equal monthly installments following the closing date and the issuance of 909,090 common shares in the capital of VANC at a deemed price of $0.22 per common share, issuable on the closing date (the “Payment Shares”). The Payment Shares to be issued under the transaction will be subject to a four month and one day hold period pursuant to applicable securities laws. In addition, 75% of the Payment Shares will be subject to a resale restriction for a period of 12 months after the closing date. Closing of the acquisition is subject to customary closing conditions, including receipt of TSX Venture Exchange approval.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Date of Report

April 13, 2018

AC/715230.2